The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion. Dated January 27, 2025 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01
Citigroup Global Markets Holdings Inc. $
Buffered Digital Commodity-Linked Notes due All Payments Due from Citigroup Global Markets Holdings Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Unlike conventional debt securities, the notes offered by this pricing supplement do not pay interest and do not repay a fixed amount of principal at maturity. The amount that you will be paid on your notes on the stated maturity date (expected to be the second business day after the scheduled determination date) is based on the performance of the first nearby (meaning the futures contract next scheduled for settlement or delivery that is still available for trading) West Texas Intermediate (WTI) light sweet crude oil futures contract (the “underlier”) as measured from the trade date to and including the determination date (expected to be between 12 and 14 months after the trade date). If the final underlier price on the determination date is greater than or equal to 85.00% of the initial underlier price (set on the trade date and may be higher or lower than the actual settlement price of the underlier on the trade date), you will receive the threshold settlement amount (set on the trade date and expected to be between $1,162.80 and $1,191.50 for each $1,000 stated principal amount of your notes), which represents a contingent fixed return at maturity of 16.28% to 19.15%. However, if the final underlier price declines from the initial underlier price by more than the 15.00% threshold amount, the return on your notes will be negative and you will lose approximately 1.1765% of the stated principal amount of your notes for every 1% by which the decline of the underlier exceeds the 15.00% threshold amount. You could lose your entire investment in the notes. In exchange for the potential to receive a contingent fixed return at maturity so long as the underlier does not decline by more than the 15.00% threshold amount, investors in the notes must be willing to forgo (i) any return in excess of the contingent fixed return at maturity of 16.28% to 19.15% (set on the trade date and results from the threshold settlement amount) and (ii) interest on the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the price of the underlier from the initial underlier price (set on the trade date) to the final underlier price on the determination date. On the stated maturity date, for each $1,000 stated principal amount note you then hold, you will receive an amount in cash equal to:

•	if the underlier return is greater than or equal to -15.00% (the final underlier price is greater than or equal to 85.00% of the initial underlier price), the threshold settlement amount; or

•	if the underlier return is below -15.00% (the final underlier price is less than the initial underlier price by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the underlier return plus 15.00% times (c) $1,000. This amount will be less than $1,000 and may be zero.

The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. and Citigroup Inc. default on their obligations, you may not receive any amount due under the notes. The notes will not be listed on any securities exchange and may have limited or no liquidity.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-7.

	Issue Price(1)	Underwriting Discount(2)	Net Proceeds to Issuer
Per Note:	$1,000.00	$10.90	$989.10
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the trade date will be between $958.00 and $978.00 per note, which will be less than the issue price. The estimated value of the notes is based on proprietary pricing models of Citigroup Global Markets Inc. (“CGMI”) and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI, an affiliate of the issuer, is the underwriter for the offering of the notes and is acting as principal. The total underwriting discount in the table above assumes that the underwriter receives an underwriting discount for each note sold in this offering. For more information on the distribution of the notes, see “Summary Information—Key Terms—Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are part of the Medium-Term Senior Notes, Series N of Citigroup Global Markets Holdings Inc. This pricing supplement is a supplement to the documents listed below and should be read together with such documents, which are available at the following hyperlink:

•	Prospectus Supplement and Prospectus each dated March 7, 2023

Citigroup Global Markets Inc.

Pricing Supplement No. 2025-USNCH[ ] dated      , 2025

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

CGMI may use this pricing supplement in the initial sale of the notes. In addition, CGMI or any other affiliate of Citigroup Inc. may use this pricing supplement in a market-making transaction in a note after its initial sale.

SUMMARY INFORMATION

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes.

This section is meant as a summary and should be read in conjunction with the section titled “Additional Terms of the Notes” beginning on page PS-16 of this pricing supplement.

Key Terms

Issuer: Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.

Guarantee: all payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.

Underlier: the first nearby West Texas Intermediate (WTI) light sweet crude oil futures contract as traded on the New York Mercantile Exchange (“NYMEX”) (Bloomberg symbol “CL1” <CMDTY>) (references herein to the “first nearby” futures contract refer to the futures contract next scheduled for settlement or delivery that is still available for trading). See “The Underlier” on page PS-18 of this pricing supplement

Stated principal amount: each note will have a stated principal amount of $1,000

Purchase at amount other than the stated principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the stated principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the stated principal amount. Also, the threshold price would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at the stated principal amount. Additionally, the threshold settlement amount would represent a lower (or higher) percentage return relative to your initial investment than would be the case if you had purchased the notes at the stated principal amount. See “Risk Factors — If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-15 of this pricing supplement

Cash settlement amount (paid on the stated maturity date): on the stated maturity date, for each $1,000 stated principal amount of notes you then hold, we will pay you an amount in cash equal to:

•	if the final underlier price is greater than or equal to the threshold price, the threshold settlement amount; or

•	if the final underlier price is less than the threshold price, the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate times (b) the sum of the underlier return plus the threshold amount times (c) $1,000

Initial underlier price (to be set on the trade date, which may be higher or lower than the actual settlement price of the underlier on the trade date): $

Final underlier price: the settlement price of the underlier on the determination date, as described under “Additional Terms of the Notes — Determining the Settlement Price of the Underlier” on page PS-16 of this pricing supplement

Underlier return: the quotient of (i) the final underlier price minus the initial underlier price divided by (ii) the initial underlier price, expressed as a positive or negative percentage

Threshold settlement amount (to be set on the trade date): expected to be between $1,162.80 and $1,191.50 per $1,000 stated principal amount note

Threshold price: 85.00% of the initial underlier price

Threshold amount: 15.00%

Buffer rate: the quotient of the initial underlier price divided by the threshold price, which equals approximately 117.65%

Trade date:

Original issue date (settlement date) (to be set on the trade date): expected to be the fifth scheduled business day following the trade date. See “Supplemental plan of distribution” below for additional information.

Determination date (to be set on the trade date): expected to be between 12 and 14 months after the trade date. The determination date is subject to postponement if such date is not a scheduled trading day or if a market disruption event has occurred or is continuing, as described under “Additional Terms of the Notes — Postponement of the Determination Date” on page PS-16 of this pricing supplement.

Stated maturity date (to be set on the trade date): expected to be the second business day after the scheduled determination date

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the notes will not be subject to redemption before maturity

Business day: any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Supplemental plan of distribution: Citigroup Global Markets Holdings Inc. expects to sell to CGMI, and CGMI expects to purchase from Citigroup Global Markets Holdings Inc., the aggregate stated principal amount of the offered notes specified on the front cover of this pricing supplement. CGMI proposes initially to offer the notes to the public at the issue price set forth on the cover page of this pricing supplement and to certain unaffiliated securities dealers at such price less a concession not in excess of 1.09% of the stated principal amount. In addition to the underwriting discount, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

Secondary market sales of securities typically settle one business day after the date on which the parties agree to the sale. Because the settlement date for the notes is more than one business day after the trade date, investors who wish to sell the notes at any time prior to the business day preceding the original issue date will be required to specify an alternative settlement date for the secondary market sale to prevent a failed settlement. Investors should consult their own investment advisors in this regard.

See “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, or through a dealer participating in this offering or its affiliates. CGMI or such other of our affiliates or such dealer or its affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the settlement price of the underlier and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA: as described under “Benefit Plan Investor Considerations” beginning on page PS-22 of this pricing supplement

Calculation Agent: CGMI

CUSIP: 17333HEP5

ISIN: US17333HEP55

HYPOTHETICAL EXAMPLES

The table and chart below are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical settlement prices of the underlier on the determination date could have on the cash settlement amount at maturity.

The table and chart below are based on a range of final underlier prices that are entirely hypothetical; no one can predict what the settlement price of the underlier will be on any day throughout the life of your notes, and no one can predict what the final underlier price will be on the determination date. The underlier has been highly volatile in the past — meaning that the settlement price of the underlier has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the table and chart below reflects hypothetical returns on the notes assuming that they are purchased on the original issue date at the stated principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table or chart below such as interest rates, the volatility of the underlier and our and Citigroup Inc.’s creditworthiness. Please read “Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement. It is likely that any secondary market price for the notes will be less than the issue price.

The information in the table and chart also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Stated principal amount	$1,000
Threshold settlement amount	$1,162.80 per $1,000 stated principal amount note
Threshold price	85.00% of the initial underlier price
Buffer rate	Approximately 117.65%
Threshold amount	15.00%

Neither a market disruption event nor a non-scheduled trading day occurs on the originally scheduled determination date

No change in or affecting the underlier

Notes purchased on original issue date at the stated principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier price that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier price may differ substantially from the settlement price of the underlier prior to the trade date and may be higher or lower than the settlement price of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical settlement prices of the underlier shown elsewhere in this pricing supplement. For information about the historical settlement prices of the underlier during recent periods, see “The Underlier — Historical Settlement Prices of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the settlement prices of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

The prices in the left column of the table below represent hypothetical final underlier prices and are expressed as percentages of the initial underlier price. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier price (expressed as a percentage of the initial underlier price), and are expressed as percentages of the stated principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 116.280% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding stated principal amount of the notes on the stated maturity date would equal 116.280% of the stated principal amount of a note, based on the corresponding hypothetical final underlier price (expressed as a percentage of the initial underlier price) and the assumptions noted above.

Hypothetical Final Underlier Price (as Percentage of Initial Underlier Price)	Hypothetical Cash Settlement Amount (as Percentage of Stated Principal Amount)
200.000%	116.280%
175.000%	116.280%
150.000%	116.280%
116.280%	116.280%
105.000%	116.280%
100.000%	116.280%
95.000%	116.280%
85.000%	116.280%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final underlier price were determined to be 25.000% of the initial underlier price, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the stated principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the stated principal amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment. In addition, if the final underlier price were determined to be 200.000% of the initial underlier price, the cash settlement amount that we would deliver on your notes at maturity would be capped at the threshold settlement amount (expressed as a percentage of the stated principal amount), or 116.280% of each $1,000 stated principal amount of your notes, as shown in the table above. As a result, you would not benefit from any increase in the final underlier price over 85.000% of the initial underlier price.

The table above demonstrates the diminishing benefit of the buffer feature of the notes the lower the final underlier price. For example, if the final underlier price were determined to be 75.000% of the initial underlier price, the cash settlement amount that we would deliver on your notes at maturity would be approximately 88.235% of the stated principal amount of your notes, resulting in an effective buffer (i.e., the difference between the underlier return and your return on the notes) of approximately 13.235%. However, if the final underlier price were determined to be 50.000% of the initial underlier price, the cash settlement amount that we would deliver on your notes at maturity would be approximately 58.824% of the stated principal amount of your notes, resulting in an effective buffer of only approximately 8.824%. The lower the final underlier price, the lower the effective buffer provided by the notes will be.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier price (expressed as a percentage of the initial underlier price) were any of the hypothetical prices shown on the horizontal axis. The chart shows that any hypothetical final underlier price (expressed as a percentage of the initial underlier price) of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the stated principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier price (expressed as a percentage of the initial underlier price) of greater than or equal to 85.000% (the section right of the 85.000% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on prices of the underlier that may not be achieved on the determination date. The actual cash settlement amount you receive on the stated maturity date may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the notes. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their stated principal amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the stated principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors — The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement.

We cannot predict the actual final underlier price or what the value of your notes will be on any particular day, nor can we predict the relationship between the settlement price of the underlier and the value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the return on the notes will depend on the actual initial underlier price and the threshold settlement amount, which we will set on the trade date, and the actual final underlier price determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with the underlier. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisors as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a description of certain key risk factors for investors in the notes. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

You May Lose Some or All of Your Investment

Unlike conventional debt securities, the notes do not repay a fixed amount of principal at maturity. Instead, your payment at maturity will depend on the performance of the underlier. If the underlier depreciates by more than the threshold amount, you will receive less than the stated principal amount of your notes at maturity. You should understand that any depreciation of the underlier beyond the threshold amount will result in a loss of more than 1% of the stated principal amount for each 1% by which the depreciation exceeds the threshold amount, which will progressively offset any protection that the threshold amount would offer. Accordingly, the lower the final underlier price, the less benefit you will receive from the buffer. There is no minimum payment at maturity, and you may lose up to all of your investment.

The Initial Underlier Price Will Be Determined at the Discretion of CGMI, as the Calculation Agent

The initial underlier price will be set on the trade date, as determined by the calculation agent in its sole discretion, and may not be based on the settlement price of the underlier on such trade date. The initial underlier price may be higher or lower than the actual settlement price of the underlier on the trade date. Although the calculation agent will determine the initial underlier price in good faith, the discretion exercised by the calculation agent in determining the initial underlier price could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes, including the determination of the initial underlier price.

The Notes Do Not Pay Interest

Unlike conventional debt securities, the notes do not pay interest or any other amounts prior to maturity. You should not invest in the notes if you seek current income during the term of the notes.

Your Potential Return On the Notes Is Limited

Your potential total return on the notes at maturity is limited to a contingent fixed return at maturity that results from the threshold settlement amount. If the underlier appreciates by more than the contingent fixed return offered by the notes, the notes will underperform an alternative investment providing 1-to-1 exposure to the appreciation of the underlier.

The Determination Date of the Notes Is a Pricing Term and Will Be Determined by the Issuer on the Trade Date

 We will not determine the determination date until the trade date, so you will not know the exact term of, or the stated maturity date for, the notes at the time that you make your investment decision. The term of the notes could be as short as the shorter end of the determination date range described on page PS-2, and as long as the longer end of the determination date range. You should be willing to hold your notes until the latest possible stated maturity date contemplated by the determination date range. The determination date selected by us could have an impact on the value of the notes. Assuming no changes in other economic terms of the notes, the value of the notes would likely be lower if the term of the notes is at the longer end of the determination date range, rather than the shorter end of the determination date range.

Your Payment at Maturity Depends on the Settlement Price of the Underlier on a Single Day

Because your payment at maturity depends on the settlement price of the underlier solely on the determination date, you are subject to the risk that the settlement price of the underlier on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the notes. If you had invested in another instrument linked to the underlier that you could sell for full value at a time selected by you, or if the payment at maturity were based on an average of settlement prices of the underlier, you might have achieved better returns.

The Notes Are Subject to the Credit Risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Trade Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Will Be Less than the Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs also include a fee paid to iCapital Markets LLC, an electronic platform in which an affiliate of Goldman Sachs & Co. LLC, who is acting as a dealer in connection with the distribution of the notes, holds an indirect minority equity interest, for services it is providing in connection with this offering. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlier and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of the Notes Would Be Lower if It Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that we will pay to investors in the notes, which do not bear interest.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

The Estimated Value of the Notes Is Not an Indication of the Price, if Any, at Which CGMI or Any Other Person May Be Willing to Buy the Notes From You in the Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors

The value of your notes prior to maturity will fluctuate based on the price and volatility of the underlier and a number of other factors, including interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the price of the underlier may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

If the Price of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from the performance of the underlier. Changes in the price of the underlier may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” above.

Immediately Following Issuance, Any Secondary Market Bid Price Provided by CGMI, and the Value That Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or Its Affiliates, Will Reflect a Temporary Upward Adjustment

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

Changes in the Market for the Underlier May Adversely Affect the Value of Your Notes

Your notes are linked to the performance of a futures contract related to a physical commodity (WTI crude oil). Futures contracts are legally binding agreements for the buying or selling of a certain commodity at a fixed price for physical settlement on a future date. Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally. Moreover, changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. For example, a futures contract scheduled to stop trading or expire in a particular month may experience more severe pricing pressure or greater price volatility than a futures contract scheduled to expire in a different month, or vice-versa. This effect may be heightened in the case of the notes because the notes are linked to a single commodity contract with a single expiration, and open interest in futures contracts on the physical commodity may migrate to a different month, which may also make the market illiquid as well as volatile. Thus, the final underlier price for the underlier may be less favorable than it would have otherwise been if it had been determined with reference to a futures contract expiring in a different month or more than one futures contract with differing expirations or cessations of trading dates. As a result, the value of your notes may be less than would otherwise be the case if the final underlier price for the underlier had been determined by reference to a futures contract scheduled to expire in a more favorable month for pricing purposes or more than one futures contract.

Commodity Markets May Be Subject to Limit Prices

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, trading in the contract will follow the regulations set forth by the trading facility on which the contract is listed. Limit prices may have the effect of precluding trading in a particular contract, which could adversely affect the value of a commodity contract. The occurrence of “limit prices” amounts to a market disruption event which may result in the calculation agent postponing the determination date.

The Settlement Price of the Underlier May Be More Volatile Than if Another Nearby Futures Contract Had Been Used

The settlement price on the determination date will be the price of the first nearby futures contract. The price of a commodity futures contract is typically at its most volatile as the futures contract approaches maturity. Because the first nearby futures contract is used to determine the settlement price of the underlier on the determination date, the settlement price may therefore be more volatile than if another nearby futures contract with a longer maturity had been used.

Your Notes Will Not Benefit From a Positive Roll Yield

Securities linked to commodity futures contracts are often subject to “rolling”, meaning that as the contracts that underlie the security come to expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in May may specify a July expiration. As time passes, the contract expiring in July is replaced by a contract for delivery in September. This is accomplished by selling the July contract and purchasing the September contract. If the market for these contracts (putting aside other considerations) is in “backwardation”, where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the July contract would take place at a price that is higher than the price of the September contract, thereby creating a positive “roll yield”. Similarly, if the market for these contracts is in “contango”, where the prices are higher in the distant delivery months than in the nearer delivery months, it could result in a negative roll yield. Because your notes are linked to a contract with a fixed expiration date and will not be subject to rolling, you will not benefit from any positive roll yield.

A Difference in the Future Prices of Commodities Relative to Their Current Prices May Lead to a Decrease in the Return on Your Notes

Commodity futures contracts normally specify a certain date for delivery of the applicable physical commodity. As the exchange-traded commodity futures contracts approach expiration, they are replaced by contracts that have a later expiration. The relative sale prices of the contracts with earlier and later expiration dates will depend on the commodity and the markets for the commodity during the term of your notes. Sale prices for contracts with later expiration dates that are different than the sale prices for contracts expiring earlier could adversely affect the value of the underlier to which your notes are linked and, accordingly, decrease the return on your notes.

Commodity Futures Contracts Are Not Assets with Intrinsic Value

Trading in futures transfers the risk of future price movements from one market participant to another. This means that for every gain, there is an equal and offsetting loss. Commodity futures contracts themselves are not assets with intrinsic value, and simply reflect, in the case of cash-settled contracts, certain rights to payment or obligations to make payments to the other party to the contract. Accordingly, market participants taking the opposite side of the relevant commodity futures contract trades may believe that the price of the physical commodity will move against the interests of the underlier.

“Backwardation” or “Contango” in the Market Prices of the Underlier May Affect the Value of the Notes

As commodity futures contracts near expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As that contract nears expiration, it may be replaced by selling the October contract and purchasing the contract expiring in December. This process is referred to as “rolling.” Historically, the prices of certain commodity futures contracts have frequently been higher for contracts with shorter-term expirations than for contracts with longer-term expirations, which is referred to as “backwardation.” In these circumstances, absent other factors, the sale of the October contract would take place at a price that is higher than the price at which the December contract is purchased, thereby creating a gain in connection with rolling. While such commodity futures contracts have historically exhibited consistent periods of backwardation, backwardation will likely not exist in these markets at all times. The absence of backwardation in the underlier may adversely affect the value of the notes.

Conversely, certain commodity futures contracts historically exhibit “contango” markets rather than backwardation. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months due to the costs of long-term storage of a physical commodity prior to delivery or other factors. Although certain commodity futures contracts may have historically exhibited consistent periods of contango, contango will likely not exist in these markets at all times. Contango in the underlier may adversely affect the notes.

Economic or Political Events or Crises Could Result in Large-Scale Purchases or Sales of the Underlier, Which Could Affect the Price of the Underlier and May Adversely Affect the Value of an Investment in the Notes

Investors, institutions, governments and others may purchase and sell the underlier as a hedge against inflation, market turmoil or uncertainty or political events. Under such circumstances, significant large-scale purchases or sales of the underlier by market participants may affect the price of the underlier, which could adversely affect the value of an investment in the notes.

Substantial Sales of the Underlier by Governments or Public Sector Entities Could Result in Price Decreases, Which Would Adversely Affect the Value of an Investment in the Notes

Governments and other public sector entities, such as agencies of governments and multi-national institutions, regularly buy, sell and hold the underlier as part of the management of their reserves. In the event that economic, political or social conditions or pressures require or motivate public sector entities to sell the underlier, in a coordinated or uncoordinated manner, the resulting sales could cause the price of the underlier to decrease substantially, which could adversely affect the value of an investment in the notes.

The Underlier May Continue to Be Volatile and May Be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes

The price of the underlier has fluctuated widely and may continue to do so in the future. For information about the historical prices of the underlier during recent periods, see “The Underlier — Historical Settlement Prices of the Underlier” below. Factors that may affect the underlier and the value of your notes in varying ways include, without limitation:

• global supply of and demand for crude oil, which is influenced by a wide variety of factors, including the global economy, consumer and industrial demand, market regulation, forward selling by producers of crude oil, and production and cost levels in countries where crude oil is produced;

• levels of inventory at the Cushing Oklahoma storage hub;

• demand for products produced by refining the physical commodity;

• weather and natural disasters;

• governmental programs and policies, including regulation that affects consumption or production of commodities;

• regulation in the relevant producer countries and in the commodities and securities markets;

• hedging, investment and trading activities by market participants;

• price and supply controls among producer nations or organizations of producer nations;

• holding of commodities by producers;

• production of substitutes for the physical commodity, such as shale oil; development of new substitutes for the physical commodity; or alternative industrial or consumer applications that do not make use of the physical commodity;

• relative pricing between the physical commodity and other grades of crude oil;

• relative pricing between the physical commodity and shale oil;

• global or regional political, economic or financial events, including war, uprisings, upheavals, terrorism or other hostilities, and other situations, including but not limited to Ukraine;

• disruptions in supply caused by damage to pipelines (including by oil theft);

• price limitations, position limits and trading halts on the exchange on which the underlier trades;

• liquidity or illiquidity of the markets for the physical commodity; and

• currency exchange rates.

It is not possible to predict the effect of all, some or one of these factors on the prices of the physical commodity and the occurrence of all, some or one of these factors could reduce the price of the underlier and adversely affect the market value of, and payment on, your notes.

There Are Specific Risks Associated with the Physical Commodity and the Underlier

Oil prices are currently experiencing high volatility and have also been highly volatile in the past.

Oil prices are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, Russia, Ukraine and Nigeria. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the underlier. Market expectations about these events and trading activity also may cause oil prices to fluctuate unpredictably. If the volatility of crude oil increases or decreases, the volatility of the underlier may also increase or decrease, and the market value of, and amount payable on, your notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain periods, implemented curtailments of or increases in output and trade. These efforts at supply control could adversely affect the settlement price of the underlier and the market value of, and amount payable on, your notes. Additionally, actions taken by consuming nations, such as the releases of oil reserves, may occur in a way that is not predictable and could adversely affect the price of crude oil, the settlement price of the underlier and the market value of, and amount payable on, your notes.

Also, the production and pricing of substitute products for crude oil, such as shale oil, as well as development of new substitute products for crude oil, could adversely affect the settlement price of the underlier and the market value of, and amount payable on, your notes. Increases in the price of crude oil may drive increased production of substitute products, such as shale oil, which may cause the price of crude oil to decline.

You Have No Rights with Respect to the Physical Commodity Underlying the Underlier or the Underlier or Any Rights to Receive the Physical Commodity Underlying the Underlier or the Underlier

Investing in your notes will not make you a holder of the underlier or the physical commodity underlying the underlier. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier or the physical commodity underlying the underlier. Any amounts payable on your notes will be made in cash, and you will have no right to receive the physical commodity underlying the underlier, the underlier, or options, swaps or futures based upon the physical commodity underlying the underlier.

Past Underlier Performance is No Guide to Future Performance

The actual performance of the underlier over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the historical settlement prices of the underlier or to the hypothetical return examples set forth elsewhere in this prospectus supplement. We cannot predict the future performance of the underlier.

The Notes Provide Exposure to Crude Oil Futures and Not Direct Exposure to Crude Oil

The price of a light sweet crude oil futures contract reflects the expected value of light sweet crude oil upon delivery in the future, whereas the spot price of light sweet crude oil reflects the immediate delivery value of light sweet crude oil. A variety of factors can lead to a disparity between the expected future price of light sweet crude oil and the spot price at a given point in time, such as the cost of storing light sweet crude oil for the term of the futures contract, interest charges incurred to finance the purchase of light sweet crude oil and expectations concerning supply and demand for light sweet crude oil. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price movements of the spot price may not be reflected in the futures market (and vice versa). The settlement price of the underlier may fall below the initial underlier price and remain below the initial underlier price over the term of the notes, even if the spot price of light sweet crude oil remains the same or even increases.

In addition, the difference between a futures price and a spot price is typically greater the longer the remaining term of the futures contract (in other words, futures prices converge toward spot prices as the expiration of the futures contract nears). As a result, the settlement price of the underlier on the determination date will be influenced in part by how much time remains to expiration of the underlier on that date. Had the determination date occurred with a different length of time remaining to expiration of the underlier, your return on the notes might have been more favorable.

Investments Linked to Commodities Are Subject to Sharp Fluctuations in Settlement Prices

Investments, such as the notes, linked to the prices of commodities are subject to sharp fluctuations in the prices of commodities and commodity futures over short periods of time for a variety of reasons, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and commodity futures. These factors may affect the settlement prices of the underlier and the value of the notes in varying and potentially inconsistent ways. As a result of these or other factors, the price of the underlier may be, and recently has been, highly volatile.

The Market Price of WTI Light Sweet Crude Oil Futures Contracts May Change Unpredictably and Will Affect the Value of the Notes in Unforeseen Ways

The price of WTI light sweet crude oil futures contracts is primarily affected by the demand for and supply of light sweet crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are generally highly volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil-producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by OPEC and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of crude oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. WTI light sweet crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

WTI crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. As a result, the price of the underlier may be more volatile than world crude oil prices generally. In addition, the prices of the underlier may be near zero, zero or negative, which can occur rapidly and unexpectedly. For example, in April 2020, a collapse of demand for fuel contributed to an oversupply of crude oil that rapidly filled most available oil storage facilities. Storage shortages meant that market participants that had contracted to buy and take delivery of crude oil were at risk of default under the terms of the May 2020 NYMEX WTI crude oil futures contract. The scarcity of storage resulted in some market participants selling their futures contracts at a negative price (effectively paying another market participant to accept delivery of the crude oil referenced by the relevant contracts). As a result, for the first time in history, crude oil futures contracts traded below zero. On April 20, 2020, the last trading day before expiration of the May 2020 WTI crude oil futures contract, prices of that contract fell to negative $37.63. If the underlying commodity reaches a near-zero, zero or negative price, the value of the notes could be adversely affected and, if the final underlying settlement price is near zero, zero or negative, you will lose a significant portion or all of your initial investment in the notes. See “The Underlier” in this pricing supplement.

NYMEX Light Sweet Crude Oil Futures Prices Differ from Other Benchmark Measures of Crude Oil Prices

In particular, the NYMEX light sweet crude oil futures prices referenced by the notes differ from Brent crude oil futures. Brent crude oil futures may be more indicative of global crude oil prices, while NYMEX light sweet crude oil futures may be more indicative of the North American market for crude oil. Events and circumstances specific to the market for NYMEX light sweet crude oil may have a negative impact on NYMEX light sweet crude oil futures without necessarily having a significant effect on Brent crude oil futures prices. The performance of NYMEX light sweet crude oil futures over the term of the notes may differ significantly from, and may be significantly less favorable than, the performance of Brent crude oil futures.

Changes in Exchange Methodology May Affect the Value of Your Notes

The settlement price of the underlier will be determined by reference to the price determined by the relevant exchange. The relevant exchange may from time to time change any rule or bylaw or take emergency action under its rules, any of which could adversely affect the settlement price of the underlier and, in turn, your investment in the notes.

Legal and Regulatory Changes Could Adversely Affect the Return on and Value of the Notes

Futures contracts, including those related to crude oil, are subject to extensive statutes, regulations and margin requirements. The CFTC and the exchanges on which such futures contracts trade are authorized to take extraordinary actions in the event of a market emergency, including, for example, the retroactive implementation of speculative position limits or higher margin requirements, the establishment of daily limits and the suspension of trading. Furthermore, the NYMEX has regulations designed to limit the amount of fluctuations in futures contract prices. These limits could adversely affect the market prices of crude oil futures.

In addition, the regulation of commodity transactions in the U.S. is subject to ongoing modification by government and judicial action. The effect on the value of the notes of any future regulatory change is impossible to predict, but could be substantial and adverse to the interests of holders of the notes. For example, the Dodd–Frank Wall Street Reform and Consumer Protection Act, which was enacted on July 21, 2010, requires the CFTC to establish limits on the size of the positions any person may hold in futures contracts on a commodity, options on such futures contracts and swaps that are economically equivalent to such contracts. In particular, in October 2020, the CFTC adopted rules to establish revised or new limits on the size of the positions any person may hold in 25 agricultural, metals and energy futures contracts and futures, options and swaps that are economically equivalent to those futures contracts, including crude oil futures. The limits apply to a person’s combined position in the specified 25 futures contracts and options on futures (“core referenced futures contracts”), futures and options on futures directly or indirectly linked to the core referenced futures contracts, and economically equivalent swaps. These rules came into effect on January 1, 2022 for covered futures and options on futures contracts and on January 1, 2023 for covered swaps. These rules may reduce liquidity in the exchange-traded market for crude oil futures, which may, in turn, have an adverse effect on your return on the notes. Market participants may decide, or be required to, sell their positions in crude oil futures as a result of these rules. While the effects of these or other regulatory developments are difficult to predict, if broad market selling were to occur, it would likely lead to declines, possibly significant declines, in the price of crude oil futures and therefore, the value of the notes.

Single Settlement Prices Tend to Be More Volatile than, and May Not Correlate with, the Prices of Commodities Generally

The notes are not linked to a diverse basket of commodities or a broad-based commodity index. Instead, the notes are linked to the underlier. The settlement price of the underlier may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the underlier, they carry greater risk and may be more volatile than notes linked to the prices of a larger number of commodities or a broad-based commodity index.

Holders of the Notes Will Not Benefit from Regulatory Protections of the Commodity Futures Trading Commission

The notes are our direct obligations. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell the underlier for the benefit of the holders of the notes. An investment in the notes does not constitute an investment in the underlier, and holders of the notes will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) afforded to persons who trade in such contracts.

Investing in the Notes Is Not Equivalent to Investing in the Underlier

The return on the notes will not reflect the return you would realize if you actually owned the underlier. You will not have any entitlement to the underlier by virtue of your investment in the notes.

Distortions or Disruptions of Market Trading in the Underlier Could Adversely Affect the Value of and Return on the Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the settlement price of the underlier and, therefore, the value of and return on the notes. In addition, if the determination date is not a trading day or if a market disruption event has occurred or is continuing, the determination date will be subject to postponement, as described under “Additional Terms of the Notes” in this pricing supplement. If a market disruption event has occurred or is continuing on the determination date and it is not postponed, the calculation agent will determine the settlement price of the underlier on the determination date in its discretion. The calculation agent’s determination of the settlement price of the underlier in this circumstance may result in an unfavorable return on the notes.

Our Offering of the Notes Does Not Constitute a Recommendation of the Underlier

The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlier is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlier or in instruments related to the underlier and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlier. These and other activities of our affiliates may affect the value of the underlier in a way that has a negative impact on your interests as a holder of the notes.

Hedging and Trading Activity by Our Affiliates Could Potentially Affect the Value of the Notes

We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who in turn will likely take positions in the underlier or financial instruments related to the underlier. Our affiliates also trade the underlier and financial instruments related to the underlier on a regular basis as part of their general trading and other businesses. Any of these hedging or trading activities at or prior to the trade date could increase the value of the underlier at the time of your initial investment and, as a result, the value that the underlier must attain on the determination date before you would receive a positive return at maturity on the notes. Additionally, such hedging or trading activities on or near the determination date could potentially affect the settlement price of the underlier on those dates and, therefore, adversely affect your return on the notes.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Important Determinations With Respect to the Notes

CGMI, the calculation agent for the notes, is an affiliate of ours and will determine the settlement price of the underlier on the determination date and any amount owed to you on the notes. In addition, in certain circumstances CGMI may be required to exercise judgments in its capacity as calculation agent. Such judgments could include, among other things:

•	determining whether a market disruption event has occurred or is continuing on the scheduled determination date;

•	if a market disruption event has occurred or is continuing on the scheduled determination date, determining whether to postpone that scheduled date;

•	if a market disruption event has occurred or is continuing on the scheduled determination date, and it is not postponed, determining the settlement price of the underlier on that day;

•	if the relevant exchange discontinues trading in the underlier, selecting a successor underlier; or

•	if the relevant exchange discontinues trading in the underlier and there is no successor underlier or if the method of calculating the settlement price of the underlier is changed in a material respect, determining the settlement price of the underlier on the determination date.

Any of these determinations made by CGMI, in its capacity as calculation agent, may adversely affect your return on the notes.

We May Sell an Additional Aggregate Stated Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate stated principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Stated Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Stated Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the stated principal amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the stated principal amount. If you purchase your notes at a premium to the stated principal amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the stated principal amount or a discount to the stated principal amount. In addition, the impact of the threshold price and the threshold settlement amount on the return on your investment will depend upon the price you pay for your notes relative to the stated principal amount. For example, if you purchase your notes at a premium to the stated principal amount, the threshold settlement amount will represent a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the stated principal amount or a discount to the stated principal amount. Similarly, the threshold price, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at the stated principal amount or a discount to the stated principal amount.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

If you are a non-U.S. investor, you should review the discussion of withholding tax issues in “United States Federal Tax Considerations—Non-U.S. Holders” below.

You should read carefully the discussion under “United States Federal Tax Considerations” in this pricing supplement. You should also consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

ADDITIONAL TERMS OF THE NOTES

General

The terms of the notes are set forth in the accompanying prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. It is important that you read the accompanying prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes.

Determining the Settlement Price of the Underlier

The “settlement price” of the underlier on any day is the official settlement price per metric barrel of the first nearby futures contract for light sweet crude oil on the New York Mercantile Exchange (“NYMEX”), stated in U.S. dollars, as made public by the NYMEX and displayed on Bloomberg page “CL1 <CMDTY>” (or any successor page) on that day, except as otherwise specified under “— Postponement of the Determination Date” or “— Discontinuation of Trading of the Underlier on the Relevant Exchange; Alternative Method of Calculation” below.

Postponement of the Determination Date

If the calculation agent determines that a market disruption event occurs or is continuing on the determination date, or such day is not a trading day, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. However, the determination date will not be postponed to a date later than the originally scheduled maturity date, or, if the originally scheduled maturity date is not a business day, later than the first business day after the scheduled maturity date. If a market disruption event occurs or is continuing on the day that is the last possible determination date, or such last possible day is not a trading day, that day will nevertheless be the determination date.

The maturity date will be postponed if the originally scheduled determination date is postponed as described above. In such a case, the maturity date will be postponed by the same number of business day(s) as the determination date was postponed from but excluding the originally scheduled maturity date to and including the actual maturity date.

If the settlement price of the underlier that must be used to determine the cash settlement amount on the maturity date is not available on the postponed determination date because of a market disruption event or the occurrence of a non-trading day or for any other reason (except as described under “— Discontinuation of Trading of the Underlier on the Relevant Exchange; Alternative Method of Calculation” below), then the calculation agent will nevertheless determine the settlement price of the underlier, based on its assessment, made in its sole discretion in a commercially reasonable manner, of the price of the underlier on that day.

A “scheduled trading day” means a day, as determined by the calculation agent, on which the relevant exchange is scheduled to open for trading for its regular trading session.

A “trading day” means a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchange.

The “relevant exchange” means the NYMEX or, if there is a successor underlier, the primary exchange or market of trading for the successor underlier.

A “market disruption event” means:

▪	any material suspension, absence or limitation of trading in the underlier on the relevant exchange;

▪	any event that materially disrupts or impairs the ability of market participants to effect transactions in, or obtain market values for, the underlier;

▪	the settlement price of the underlier is a “limit price,” meaning that the settlement price of the underlier for a day has increased or decreased from the previous day’s settlement price by the maximum amount permitted under the rules of the relevant exchange; or

▪	a failure by the relevant exchange or other price source to announce or publish the settlement price of the underlier.

Discontinuation of Trading of the Underlier on the Relevant Exchange; Alternative Method of Calculation

If the relevant exchange discontinues trading in the underlier, the calculation agent may, in its sole discretion, replace the underlier with another futures contract that references WTI light sweet crude oil and that the calculation agent, in its sole discretion, determines to be substantially similar to the discontinued underlier (such replacement futures contract will be referred to herein as a “successor underlier”), and the settlement price of the underlier on the determination date will be determined by reference to the official settlement price of the successor underlier on the relevant exchange for the successor underlier on that day. In such event, the calculation agent will make such adjustments to any price of the underlier used for purposes of the notes as it determines are appropriate in the circumstances. Upon any selection by the calculation agent of a successor underlier, the calculation agent will cause written notice thereof to be promptly furnished to us and to the holders of the notes.

If the relevant exchange discontinues trading in the underlier prior to, and that discontinuation is continuing on, the determination date, and the calculation agent determines, in its sole discretion, that no successor underlier is available at that time, or the calculation agent has previously selected a successor underlier and trading in the successor underlier is discontinued prior to, and that discontinuation is continuing on, the determination date, then the calculation agent will determine the settlement price of the underlier or a successor underlier, as applicable, for that date in its sole discretion.

Notwithstanding these alternative arrangements, discontinuation of trading of the underlier on the relevant exchange may adversely affect the value of the notes.

If at any time the method of calculating the settlement price of the underlier or a successor underlier, as applicable, is changed in a material respect by the relevant exchange, or if the reporting thereof is in any other way modified so that the settlement price does not, in the opinion of the calculation agent, fairly represent the value of the underlier or a successor underlier, as applicable, the calculation agent will, at the close of business in New York City on each day on which the settlement price for the underlier or a successor underlier, as applicable, is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value for the underlier or a successor underlier, as applicable. The calculation agent shall cause written notice of such calculations and adjustments to be furnished to the holders of the notes.

Events of Default and Acceleration

In case an event of default (as defined in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the payment at maturity, calculated as though the determination date were the date of such acceleration.

In case of default in any payment on the notes, no interest will accrue on such overdue payment either before or after the maturity date.

Calculation Agent

The calculation agent for the notes will be CGMI, an affiliate of Citigroup Global Markets Holdings Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc. and the holders of the notes. The calculation agent is obligated to carry out its duties and functions in good faith and using its reasonable judgment.

NYMEX Notice

The notes are not sponsored, endorsed, sold or promoted by NYMEX. NYMEX makes no representation or warranty, express or implied, to the purchasers of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of NYMEX commodity futures prices to track general commodity market performance. NYMEX has no relationship to Citigroup Global Markets Holdings Inc. or any of its affiliates and NYMEX commodity futures prices are determined, composed and calculated by NYMEX without regard to Citigroup Global Markets Holdings Inc. or any of its affiliates or the notes. NYMEX has no obligation to take the needs of Citigroup Global Markets Holdings Inc. or any of its affiliates or the holders of the notes into consideration in determining, composing or calculating any NYMEX commodity futures settlement price. NYMEX is not responsible for and has not participated in the determination of the timing of, prices of, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. NYMEX has no obligation or liability in connection with the administration, marketing or trading of the notes.

NYMEX does not guarantee the quality, accuracy and/or completeness of (i) statements made herein or in any other materials used to describe, market and/or sell the notes, or (ii) the NYMEX commodity futures prices used in computing the return on the notes. NYMEX makes no warranty, express or implied, as to results to be obtained by Citigroup Global Markets Holdings Inc. or any of its affiliates, holders of the notes, or any other person or entity from the use of the notes, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the NYMEX commodity futures prices used in computing the return on the notes and is not liable for any error or omission in any price used in connection with the notes. Without limiting any of the foregoing, in no event shall NYMEX have any liability for any special, punitive, indirect or consequential damages (including lost profits), even if notified of the possibility of such damages.

THE UNDERLIER

WTI light sweet crude oil futures contracts trade on the NYMEX. The underlying settlement price of WTI light sweet crude oil futures contracts on any day is the settlement price per metric barrel of deliverable grade WTI light sweet crude oil on the NYMEX of the first nearby futures contract stated in U.S. dollars as made public by the NYMEX and displayed on Bloomberg Page “CL1 <CMDTY>” on that day.

A WTI light sweet crude oil futures contract traded on the NYMEX is an agreement to buy or sell 1,000 barrels of light sweet crude oil (as defined under the NYMEX’s rules) within a specified delivery month in the future at a price specified at the time of entering into the contract. At any given time, the NYMEX lists light sweet crude oil futures contracts with delivery months occurring in each month over the next ten years (and less frequently thereafter).

The first nearby WTI light sweet crude oil futures contract is the futures contract next scheduled for settlement or delivery that is still available for trading. Trading in the futures contract for a given delivery month ceases on the third business day prior to the twenty-fifth calendar day of the month preceding the delivery month (or if the twenty-fifth calendar day of the month is a non-business day, on the third business day prior to the last business day preceding the twenty-fifth calendar day).

The NYMEX determines an official settlement price for NYMEX light sweet crude oil futures contracts on each trading day as of 2:30 p.m., New York City time. The daily settlement price of the first nearby NYMEX light sweet crude oil futures contract is the volume-weighted average price of all trades in that contract that are executed between 2:28 and 2:30 p.m., New York City time. The daily settlement price of the first nearby NYMEX light sweet crude oil futures contract is the price implied from the volume-weighted average price of all trades executed in the spread between the first nearby contract and the next expiring contract between 2:28 and 2:30 p.m., New York City time, using the daily settlement price of the first nearby contract as the anchor price and adding to it the spread.

The settlement prices of WTI light sweet crude oil futures contracts may be near zero, zero or negative, which can occur rapidly and unexpectedly. In April 2020, crude oil futures contracts traded below zero. See “Risk Factors— The Market Price of WTI Light Sweet Crude Oil Futures Contracts May Change Unpredictably and Will Affect the Value of the Notes in Unforeseen Ways.”

Historical Settlement Prices of the Underlier

The settlement price of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the settlement price of the underlier during the period shown below is not an indication that the settlement price of the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical prices of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than (or equal to) the stated principal amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the notes, as well as the cash settlement amount, may bear little relation to the historical prices shown below.

The graph below shows the settlement prices of the underlier for each day such price was available from January 2, 2020 to January 23, 2025. We obtained the settlement prices of the underlier from Bloomberg L.P., without independent verification.

The settlement price of the underlier on January 23, 2025 was $74.62.

UNITED STATES FEDERAL TAX CONSIDERATIONS

You should note that the discussion under the section called “United States Federal Tax Considerations” in the accompanying prospectus supplement generally does not apply to the notes issued under this pricing supplement and is superseded by the following discussion. However, the discussion below is subject to the discussion in “United States Federal Tax Considerations—Possible Taxable Event” in the accompanying prospectus supplement, and you should read it in conjunction with that discussion.

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and hold it as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). Purchasers of notes at another time or price should consult their tax advisers regarding the U.S. federal tax consequences to them of the ownership and disposition of the notes. This discussion does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are a holder subject to special rules, such as:

•	a financial institution;

•	a “regulated investment company”;

•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;

•	a person holding a note as part of a “straddle” or conversion transaction or one who enters into a “constructive sale” with respect to a note;

•	a person subject to special tax accounting rules under Section 451(b) of the Code;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or

•	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date of this pricing supplement, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws or the potential application of the Medicare contribution tax or the alternative minimum tax. You should consult your tax adviser about the application of the U.S. federal income and estate tax laws (including the possibility of alternative treatments of the notes) to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, a note should be treated as a prepaid forward contract for U.S. federal income tax purposes. By purchasing a note, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to this treatment. There is uncertainty regarding this treatment, and the IRS or a court might not agree with it. Moreover, our counsel’s opinion is based on market conditions as of the date of this preliminary pricing supplement and is subject to confirmation on the pricing date.

Alternative U.S. federal income tax treatments of the notes are possible that, if applied, could materially and adversely affect the timing and character of income, gain or loss with respect to the notes. For example, the IRS could treat the notes as debt instruments issued by us. Under this treatment, the notes would generally be subject to Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, regardless of your method of accounting for U.S. federal income tax purposes, in each year that you held the notes, you would generally be required to accrue income, subject to certain adjustments, based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the notes (whether or not we are required to make any payment with respect to the notes). In addition, any gain you realize on a sale, exchange or retirement of the notes would be treated as ordinary income. A U.S. Holder could also be subject to special reporting requirements if any loss on the notes exceeded certain thresholds.

If you are a Non-U.S. Holder, an alternative treatment of the notes could result in adverse U.S. federal withholding tax consequences to you. Even if an exemption from withholding tax applies to the notes under an alternative treatment, you might be required to provide different or additional IRS forms or certifications to establish your eligibility for the exemption.

Moreover, if there is a change to the notes that results in the notes being treated as retired and reissued for U.S. federal income tax purposes, as discussed in “United States Federal Tax Considerations—Possible Taxable Event” in the accompanying prospectus supplement, the treatment of the notes after such an event could differ from their prior treatment.

The U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. In addition, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment and consequences described below. Unless otherwise stated, the following discussion is based on the treatment of the notes for U.S. federal income tax purposes as prepaid forward contracts. You should consult your tax adviser regarding the risk that an alternative U.S. federal income tax treatment applies to the notes.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders. You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	a citizen or individual resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Tax Treatment Prior to Maturity

You should not be required to recognize income over the term of the notes prior to maturity, other than pursuant to a sale, exchange or retirement as described below.

Taxable Disposition of the Notes

Upon a taxable disposition (including a sale, exchange or retirement) of a note, you should recognize gain or loss equal to the difference between the amount realized and your tax basis in the note. Your tax basis in a note should generally equal the amount you paid to acquire it. Such gain or loss should be long-term capital gain or loss if you held the note for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders. You are a “Non-U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of a note that is:

•	an individual who is classified as a nonresident alien;

•	a foreign corporation; or

•	a foreign trust or estate.

You are not a Non-U.S. Holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition or (ii) a former citizen or resident of the United States and certain conditions apply. If you are or may become such a person during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

If income on the notes is effectively connected with your conduct of a trade or business in the United States, see “—Effectively Connected Income” below.

Taxable Disposition of the Notes

Subject to the discussions below regarding backup withholding and “FATCA,” you generally should not be subject to U.S. federal withholding or income tax in respect of amounts paid to you upon a taxable disposition of a note.

Effectively Connected Income

If you are engaged in a U.S. trade or business, and if income or gain from the notes is effectively connected with the conduct of that trade or business, you generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if you were a U.S. Holder, subject to the provisions of an applicable income tax treaty. If you are a corporation, you should also consider the potential application of a 30% (or lower treaty rate) branch profits tax.

U.S. Federal Estate Tax

If you are an individual Non-U.S. Holder or an entity the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), you should note that, absent an applicable treaty exemption, a note may be treated as U.S.-situs property subject to U.S. federal estate tax. If you are such an individual or entity, you should consult your tax adviser regarding the U.S. federal estate tax consequences of investing in the notes.

Information Reporting and Backup Withholding

Payment of the proceeds of a sale, exchange or other disposition (including retirement) of the notes may be subject to information reporting and, if you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code. If you are a Non-U.S. Holder that provides the applicable withholding agent with the appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements (that are in addition to, and potentially significantly more onerous than, the requirement to deliver an IRS Form W-8) have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. This legislation generally applies to payments of U.S.-source “fixed or determinable annual or periodical” (FDAP) income. While existing Treasury regulations would also require withholding on payments of gross proceeds from the disposition of financial instruments that provide for U.S.-source interest or certain dividend equivalents, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The U.S. Treasury Department has stated that taxpayers may rely on these proposed regulations pending their finalization. If you are a Non-U.S. Holder, or a U.S. Holder holding notes through a non-U.S. intermediary, you should consult your tax adviser regarding the potential application of FATCA to the notes, including the availability of certain refunds or credits.

WE WILL NOT BE REQUIRED TO PAY ANY ADDITIONAL AMOUNTS WITH RESPECT TO U.S. FEDERAL WITHHOLDING TAXES.

THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE NOTES ARE UNCLEAR. YOU SHOULD CONSULT YOUR TAX ADVISER REGARDING THE TAX CONSEQUENCES OF OWNING AND DISPOSING OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the “Code”) prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption or there is some other basis on which the purchase and holding of the notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase or holding of the notes that (a) it is not a Plan and its purchase and holding of the notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”). Accordingly, each such purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of CGMI or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The Value of the Notes Prior to Maturity Will Fluctuate Based on Many Unpredictable Factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects terms of the notes that have not yet been fixed as well as uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the trade date.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors — The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Them Prior to Maturity.”

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